Michael Francis Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 954 463 2700 F: 954 463 2224

March 5, 2018

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:    Red Violet, Inc.

Registration Statement on Form 10-12B

Filed February 28, 2018

File No. 001-38407

Dear Ms. Woo:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated March 2, 2018, regarding the Company’s Registration Statement on Form 10-12B filed on February 28, 2018. Please note that the Company is simultaneously filing Amendment No. 1 to the Registration Statement on Form 10-12B.

For your convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment and request for relief immediately thereafter.

Summary, page 1

1.	You state that Cogint has agreed to contribute up to $20 million to Red Violet if requested by Red Violet. Please clarify the terms of this payment, including whether there are any conditions and uncertainties as to whether Red Violet may receive the entire $20 million contribution.

We have revised the disclosure in the summary and elsewhere as appropriate.

The Spin-Off

Transition Services Agreement, page 30

2.	Please revise to provide the material terms of the Transition Services Agreement including the services to be provided by Cogint and the services to be provided by Red Violet and related payments. The Transition Services Agreement indicates that these will be mutually agreed upon prior to the spin-off.

We have revised the disclosure as requested and refiled Exhibit 10.5 to include pricing information in the schedule.

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

March 5, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

3.	Please revise to discuss the underlying reasons for the increase in accounts receivable and changes in other working capital accounts that impacted the amount of cash flows used in operating activities. Refer to Section IV.B of SEC Release 33-8350.

We have revised the disclosure as requested.

Consolidated and Combined Financial Statements

Note 11. Commitments and contingencies

(d) Guarantees, page F-21

4.	Please refer to ASC 460-10-50-4 and disclose the following related to your guarantee of Cogint debt:

•	How the guarantee arose;

•	The events or circumstances that would require you to perform under the guarantee;

•	The current status of the guarantee;

•	The current carrying amount of any liability for your obligation under the guarantee;

•	The nature of any collateral or recourse provisions to recover any amounts paid under the guarantee; and

•	The approximate extent to which the proceeds from liquidation of assets held as collateral or by third parties would be expected to cover the maximum potential amount of future payments under the guarantee.

We have revised the disclosures regarding our guarantee of Cogint debt as requested.

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

March 5, 2018

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Thank you for your continued assistance with this filing. If you have any questions, please call me at 305.982.5581.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

For the Firm

cc:	Kathleen Collins, Accounting Branch Chief United States Securities and Exchange Commission

Rebekah Lindsey, Staff Accountant United States Securities and Exchange Commission

Matthew Derby, Attorney-Advisor United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer Red Violet, Inc.

Josh Weingard, Esq., Corporate Counsel Cogint, Inc.

Christina C. Russo, Esq. Akerman LLP